

December 13, 2012

Via E-mail
Bruce L. Koepfgen
Chief Financial Officer
Janus Capital Group Inc.
151 Detroit Street
Denver, CO 80206

> **Re: Janus Capital Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed October 25, 2012**
> **File No. 001-15253**

Dear Mr. Koepfgen:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Result of Operations Assets, page 15

 Results of Operations, page 20

1. We note the increase in assets subject to performance fees as approved by mutual fund shareholders and the related increasing negative trend of performance fees recognized through September 30, 2012. We also note that you explain the increase in net outflows as being primarily driven by underperformance in fundamental equity and lower demand for active equity strategies.   Please clarify the process by which mutual fund

shareholders are able to make changes to the agreements in order to add a performance fee component and discuss whether you expect this trend of more mutual fees adding a performance fee component to continue.

Quantitative and Qualitative Disclosures about Market Risk, page 30

2. We note your discussion of market risk summarizes the areas where you are exposed to market risks, but does not provide a sensitivity analysis highlighting the potential loss in future earnings, fair values or cash flows of market risk sensitive instruments resulting from one or more hypothetical changes in interest rates or equity prices, except for your discussion of interest rate risk on long-term debt. In order to increase the transparency of this disclosure, please expand your discussion in future filings to provide this information for your other market risk sensitive instruments such as securities, or use one of the other disclosure alternatives outlined in Item 305 of Regulation S-K.

Financial Statements and Supplementary Data, page 34

Consolidated Statements of Changes in Stockholders Equity, page 41

3. We note that you have recorded $22.1 million related to "noncontrolling interest in consolidated investment products" during the year ended December 31, 2011. Tell us what this activity represents, and discuss the significant increase in this balance during 2011 as compared to prior years, and the related significant decrease in the balance during the nine months ended September 30, 2012.

Notes to Consolidate Financial Statements, page 42

Note 2 – Summary of Significant Accounting Policies, page 42

Investment Securities, page 44

4. We note your disclosure that you periodically add new investment strategies to your investment product offerings by "seeding" or providing the initial cash investment, and that you initially consolidate the seeded investment products and the individual securities within the portfolio are accounted for as trading securities. You then go on to state that you consolidate these investment products as long as you hold a controlling interest in the investment product, defined as greater than 50% ownership. In order to help us better understand these transactions and the related accounting applied, please respond to the following:

- Tell us how often you create these new "seeded" investments. For example, quantify the number of new "seeded" products created in 2012, 2011 and 2010.
- Describe your typical investment in the "seeded" products. For example, clarify whether your original investment typically represents the majority of the equity

> investment in the new product and how long you typically hold the majority of the investment.
>
> - Tell us how you de-consolidate your investments and describe the related changes to your financial statements upon de-consolidation, including whether any fee revenues are earned from these investments while you consolidate them. Discuss how many of these "seeded" investment products were de-consolidated in 2012, 2011 and 2010.
> - Clarify whether you determined the "seeded" investment funds to be variable interest entities.

Derivative Instruments, page 45

5. You state that your derivatives are not classified as hedges for accounting purposes. However, in Note 13, you state that you have entered into and created a fair value hedge to protect against market variability of the underlying deferred compensation obligation, that the hedge effectiveness is assessed quarterly and has been 100% effective since inception which suggests that you are applying hedge accounting as opposed to creating an economic hedge. In future filing, clarify whether this is a hedging instrument or an economic hedge in accordance with ASU 815-10-50-2a.1 and 815-10-50-2a.2.

Note 12 – Long-Term Incentive Compensation, page 63

6. On page 64 you provide a table that summarizes your outstanding options. We note that of the 15,000,904 options outstanding at December 31, 2011, only 1,954,233 are exercisable at December 31, 2011. In the discussion above the table, you note that historical long-term incentive awards have been granted with ratable vesting schedules of between three and five years. In accordance with ASC 718-10-50-2.a.1, tell us and revise future filings to disclose the substantive conditions of the underlying awards that would explain why only 1,954,233 options are exercisable at December 31, 2011 despite a weighted average of only 1.7 years over which the remaining compensation cost will be recognized.

Note 13 – Employee Benefit Plans, page 67

7. You state that you create a fair value hedge by investing in mutual funds that are consistent with the deferred amounts and mutual fund elections of the participants in order to protect against market variability of the liability. You also state that the notional amount of the fair value hedge is $6.2 million and represents total payroll deferrals. Please clarify whether the "deferred compensation hedge asset" shown disclosed in the table in Note 4 represents the investments in mutual funds that is used to hedge the deferred compensation liability. Additionally, please clarify how the $6.2 million disclosed notional value of the hedge reconciles to the cost or fair value basis shown in this table. Lastly, please clarify whether the "mutual fund share awards" and "deferred compensation hedge asset" shown in the table in Note 4 both represent investments in

mutual fund securities that are used to economically hedge the mutual fund share awards and deferred compensation plans, respectively.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Condensed Consolidated Financial Statements, page 1

Condensed Consolidated Statements of Changes in Stockholders' Equity, page 4

8. We note that $(1.2) million and $0.4 million of "Changes in fair value of redeemable noncontrolling interest" is allocated to nonredeemable noncontrolling interest in subsidiaries during the nine months ended September 30, 2012 and year ended December 31, 2011, respectively. Tell us how this activity relates to the change in fair value of redeemable noncontrolling interests presented on page 9, explain why these amounts are appropriately allocated to the nonredeemable noncontrolling interest, and tell us why none of the change in fair value of redeemable noncontrolling interest was allocated to those interests during 2010 or 2009.

Notes to Condensed Consolidated Financial Statements, page 5

Note 4 – Fair Value Measurements, page 8

9. We note your disclosure that you have classified your investments in seeded investment products as Level 2 when the closing price of any of these securities are denominated in a foreign currency and adjustments are made to capture the effects of any post-closing activity impacting the markets in which they trade. Please respond to the following:

   - Clarify whether all of the seeded investment product securities classified as Level 2 are classified as Level 2 for this reason. If not, please quantify and explain the circumstances why the other seeded investments products would be classified as Level 2.
   - Clarify the markets and currencies the majority of these investments are traded on and denominated in to better highlight the factors driving the volatility and necessity to adjust the closing activity.
   - Provide a representative example of the types of post-closing activities you are capturing in your Level 2 valuation for these securities. As part of your response, please discuss the typical size of the adjustment relative to the closing price.

10. With regard to your disclosure of other assets and liabilities not measured at fair value but for which fair value is disclosed, such as debt, tell us and disclose in future filings, the related level within the fair value hierarchy as required by ASC 820-10-50-2E.

11. As required by ASC 820-10-50-2f and further discussed in ASC 820-10-55-105, please enhance your disclosures in future filings to better describe your valuation processes

related to your redeemable noncontrolling interests. Specifically, discuss the reporting structure for the group performing the valuation, the frequency and methods for backtesting and calibrating the results, and the process for analyzing fair value measurements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Assets Under Management and Flows, page 18

12. We note your disclosure that investment security values are determined using unadjusted or adjusted quoted market prices and independent third-party price quotes. You also state that the value of the majority of the equity and derivative securities underlying your investment products is derived from readily available and reliable market price quotations while the value of the majority of the fixed income securities is derived from evaluated pricing from independent third-party providers. Please respond to the following and expand your disclosures in future filings, as appropriate, to address the following:

- Clarify the circumstances and relative frequency with which you would use adjusted quoted market prices as opposed to unadjusted market prices.
- Tell us the procedures you perform to validate the pricing received from third-party providers, highlighting any differences between prices obtained from providers in active markets, versus pricing obtained for your fixed income securities.
- Provide more discussion around the volume of mutual funds for which you are responsible for pricing securities held within separate and subadvised accounts and discuss the procedures you perform to obtain and validate the pricing utilized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant